Moving iMage Technologies, Inc.

17760 Newhope Street

Fountain Valley, CA 92708

September 4, 2019

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Heather Percival and Ms. Amanda Ravitz Office of Electronics and Machinery

Re:	Moving iMage Technologies, Inc.
Offering Statement on Form 1-A
Filed July 23, 2019
File No.: 024-11045

Ladies and Gentlemen:

Pursuant to Rule 259 under the Securities Act of 1933, as amended (the “Securities Act”), Moving iMage Technologies, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the Company’s Offering Statement on Form 1-A (File No.: 024-11045), initially filed with the Commission on July 23, 2019, as thereafter amended, together with all exhibits thereto (collectively, the “Offering Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Offering Statement due to commercial impracticality of the proposed transaction.

If you have any questions or comments relating to this request for withdrawal, please contact our attorney, Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at (714) 371-2501.

Very truly yours,

Moving iMage Technologies, Inc.

/s/ Glenn H. Sherman
Glenn H. Sherman
Chief Executive Officer

cc:	Michael Sherman, Chief Financial Officer
Thomas J. Poletti, Esq.